AF 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019975

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36420

RECEIVED MAR 1 2 2002 143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RTX Securities Corporation Formerly, Spider Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street Suite 500
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott I. Livingston 415-274-5670
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, CA (City) (State) 90064 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Scott I. Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RTX Securities Corporation, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 27th DAY OF February 2002
BY Scott Ian Livingston

[signature]
NOTARY PUBLIC

Notary Public

ANTONIO LOCATELLI
Commission # 1250531
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2004

X [signature]
Signature

X PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
RTX Securities Corporation
San Francisco, California

I have audited the accompanying statement of financial condition of RTX Securities Corporation, formerly Spider Securities, Inc. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of RTX Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of RTX Securities Corporation as of December 31, 2001 and the results of its operations, cash flows, stockholder's equity and the supplemental schedule of net capital for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner

George Brenner, CPA

Los Angeles, California
February 28, 2002

RTX SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,000,076
Total assets	$ 1,000,076

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to parent company	$ 108,977
Total liabilities	108,977
Commitments and contingencies (Note 6)	
Stockholder's equity:	
Common stock, 100,000 shares authorized; 45,919 shares issued and outstanding	35,000
Additional paid-in capital	1,290,453
Accumulated deficit	(434,354)
Total stockholder's equity	891,099
Total liabilities and stockholder's equity	$ 1,000,076

The accompanying notes are an integral part of these financial statements.

RTX SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Prior to Acquisition	Subsequent to Acquisition	Total
Revenue:			
Other	$ 1,200	$ -	$ 1,200
Interest	130	76	206
Total revenue	1,330	76	1,406
Operating expenses:			
Regulatory fees	11,331	15,795	27,126
Professional fees	7,910	25,000	32,910
Acquisition costs	-	50,000	50,000
Insurance	4,549	-	4,549
Office expenses	921	18,158	19,079
Bank charges	11	24	35
Goodwill impairment	186,687	-	186,687
Total operating expenses	211,409	108,977	320,386
Loss before income taxes	(210,079)	(108,901)	(318,980)
Provision for income taxes	(1,600)	-	(1,600)
Net loss	$ (211,679)	$ (108,901)	$ (320,580)

The accompanying notes are an integral part of these financial statements.

RTX SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2000	45,919	$35,000	$301,129	$(113,774)	$222,355
Capital contribution – RateXchange	–	–	1,000,000	–	1,000,000
Capital withdrawn – prior owner	–	–	(10,676)	–	(10,676)
Net loss	–	–	–	(320,580)	(320,580)
Balance, December 31, 2001	45,919	$35,000	$1,290,453	$(434,354)	$891,099

The accompanying notes are an integral part of these financial statements.

RTX SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (320,580)
Goodwill impairment	186,687
Commissions collected for parent company	537,898
Commissions remitted to parent company	(537,898)
Changes in operating assets and liabilities:	
Prepaid expense	479
Receivable from related party	5,928
Due to parent	108,978
Accounts payable	(800)
Net cash used in operating activities	(19,308)
Cash flows from financing activities:	
Capital contribution – RateXchange	1,000,000
Capital withdrawn - prior owner	(10,676)
Net cash provided by financing activities	989,324
Net increase in cash and cash equivalents	970,016
Cash and cash equivalents, beginning of year	30,060
Cash and cash equivalents, end of year	$ 1,000,076
Supplemental cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 1,600

The accompanying notes are an integral part of these financial statements.

RTX SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – DESCRIPTION OF BUSINESS

RTX Securities Corporation (the "Company"), formerly Spider Securities, Inc. ("Spider"), is a registered broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a licensed broker-dealer in all fifty states and Washington, D.C. and is located in San Francisco, California.

In December 2001, RateXchange Corporation ("RateXchange") acquired all of the outstanding common stock of Spider Securities, Inc. from its parent company, Independent Advantage Financial & Insurance Services, Inc.("IAFIS"), in a transaction recorded under the purchase accounting method, and contributed $1,000,000 of capital to the Company. The Company is a wholly-owned subsidiary of RateXchange. Spider was inactive during 2001 except for collecting and remitting collected commissions which commissions were originated and executed by Spider's parent company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation
As noted above, the Company accounted for the acquisition as a purchase, however, for regulatory requirements the financial statements are presented as a continuing entity.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents.

Goodwill
The Company has recorded goodwill from an acquisition that occurred in 2000. The goodwill asset had a net carrying value of $186,687 at the time of the acquisition by RateXchange. The Company wrote-off the goodwill balance at the date of acquisition as management determined the value of the asset had been impaired.

Acquisition Costs
RateXchange paid Spider's parent company $50,000 for all of the outstanding common stock of Spider. The $50,000 was accounted for as an expense of the Company during 2001.

NOTE 3 – INCOME TAXES

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

A timing difference results from the write-off of goodwill. Because of the uncertainty of future taxable income, no deferred tax asset has been recorded.

The Company has net operating loss carryforwards for Federal and state income tax purposes of approximately $171,000 at the date of the acquisition by RateXchange. However, because of the change in ownership, the net operating loss carryforwards are eliminated. At December 31, 2001, the net operating loss carryforward is approximately $109,000. At December 31, 2001, the Company provided a valuation allowance for the entire net operating losses as it is presently unable to conclude that it is more likely than not that the net operating losses will be realized.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c-3-1") of the SEC, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $891,099, which was $883,834 in excess of its required net capital of $7,265. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1, which was less than the 15 to 1 maximum ratio required of a broker-dealer.

The Company does not carry customer accounts, nor does it hold customer securities or cash. It is exempt from Rules 15c3-3 and 17a-13 under the Securities Act of 1934.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

On December 7, 2001, RateXchange entered into a stock purchase agreement with Instream Securities, Inc. (formerly know as Spider Securities, Inc.) and Independent Advantage Financial & Insurance Services, Inc. to acquire all of the outstanding shares of Instream Securities, Inc. On December 8, 2001, RateXchange was notified by a former owner of Spider that a lawsuit was filed based on claims related to a stock purchase agreement, dated August 2000, between IAFIS and entities owned by the former owner. The lawsuit claims that the August 2000 stock purchase agreement was breached by IAFIS. Spider is a named plaintiff in the lawsuit that is pending in the San Diego County Superior Court. RateXchange, as the sole stockholder and bone fide purchaser of Spider, has requested that all claims by Spider in the lawsuit be dismissed and that Spider be withdrawn as a party plaintiff in the action. RateXchange wishes to dismiss all claims in the lawsuit because it has no claims against IAFIS. The Company believes that neither RateXchange, nor its subsidiaries are exposed to liability in the lawsuit.

Contingencies

As is typical of an on-going broker-dealer business, it is possible that financial transaction customers from the past may come forward with claims arising from those past financial transactions. The Company is unaware of any financial complaints which would give rise to litigation or NASD arbitration.

NOTE 7 – RELATED PARTY TRANSACTIONS

Spider collected and remitted monies to its parent company for transactions originated and executed by personnel of Spider's parent company. The amount of such commissions was approximately $538,000.

RTX's parent company paid approximately $109,000 of its subsidiary's expenses.

NOTE 8 – SUBSEQUENT EVENTS

The Company has applied for a change in its membership agreement with the NASD allowing the Company to engage in propriety trading and remain a fully disclosed broker-dealer with an increase in minimum net capital to $100,000 (or $1/15^{th}$ of aggregate indebtedness, whichever is greater).

RTX SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
DECEMBER 31, 2001

Net capital	
Total stockholder's equity	$ 891,099
Net capital	$ 891,099
Aggregate indebtedness	
Due to parent company	$ 108,977
Total aggregate indebtedness	$ 108,977
Computation of basis net capital requirement	
Minimum net capital required	$ 7,265
Excess net capital	$ 883,834
Ratio: Aggregate indebtedness to net capital	0.12 to 1
Reconciliation with Company's computation included in Part II of Form X-17A-5 as of December 31, 2001:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$1,007,749
Audit adjustment to write-off balance of goodwill	(50,000)
Audit adjustments to record the acquisition related costs	(75,000)
Other audit adjustments	8,350
Net capital per above	$ 891,099
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 0
Audit adjustments to accrue expenses	108,977
Aggregate indebtedness per above	$ 108,977

RTX SECURITIES CORPORATION
FORMERLY SPIDER SECURITIES, INC.

FINANCIAL STATEMENTS

Pursuant to Rule 17a-5

December 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
RTX Securities Corporation
San Francisco, California

In planning and performing my audit of the financial statements of RTX Securities Corporation, formerly Spider Securities, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 28, 2002

RTX SECURITIES CORPORATION

FINANCIAL STATEMENTS

Pursuant to Rule 17a-5

December 31, 2001